Via Edgar

November 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Attn: Jonathan Groff

Re: Fusion Telecommunications International, Inc.

Dear Mr. Groff:

On November 15, 2011, the Company inadvertently filed a Form 12b-25 for its Quarterly Report on Form 10-Q for the period ended September 30, 2011 via EDGAR under an incorrect submission form type of 10-12B.  Pursuant to our previous discussions, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the incorrect submission form type 10-12B as the filing did not contain a registration statement.

Very truly yours,

By:	/s/ GORDON HUTCHINS, JR.
Gordon Hutchins, Jr
President, Chief Operating Officer and Acting Chief Financial Officer